Issuer Free Writing Prospectus
Dated May 12, 2023
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated May 1, 2023
Registration Statement No. 333-266206

SolarMax Technology, Inc.

Company Presentation – May 2023

Disclaimers

This Presentation has been prepared by SolarMax Technology, Inc. (the "Company," "us," "we," "our" and words of like import) solely for informational purposes based on our own information, as well as information from public sources. The delivery of this Presentation shall not, under any circumstances, create any implication that there has been no change in our affairs after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. While we believe that such information is accurate and that the sources from which it has been obtained are reliable, we cannot guaranty the accuracy of such information.

No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is a criminal offense to claim otherwise. *The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice.*

The Company has filed a registration statement, including a preliminary prospectus (the "Registration Statement"), on Form S-1 with the Securities and Exchange Commission (the "SEC") in connection with the initial public offering of its common stock to which this communicate relates. The information in this Presentation is qualified in its entirety by reference to the Registration Statement. This Presentation should be read together with the preliminary prospectus dated May 1, 2023 included in that Registration Statement, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1519472/000164033423000730/solarmax_s1a.htm. The Registration Statement has not been declared effective, and we can give no assurance that the public offering will be completed on the terms set out in the Registration Statement, if at all. Before you invest, you should read the prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Kingswood, a division of Kingswood Capital Partners, LLC, by telephone call at (516) 961-0505, mail at 7280 W Palmetto Park Rd. Suite 301, Boca Raton, FL 33433, or e-mail at lciervo@kingswoodus.com.

Forward-Looking Statements

This Presentation contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our "Prospectus Summary," "Use of Proceeds," "Risk Factors," "Management Discussion and Analysis of Financial Condition and Result of Operations," and "Business" sections of the preliminary prospectus forming a part of the Registration Statement. In some cases, you can identify these forward-looking statements by terms such as "anticipate," "believe," "continue," "could," "depends," "estimate," "expects," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

- *Our ability to obtaining any financing we may require to enable us to restart our financing of our customer's purchase of solar systems and to finance any solar projects in China;*
- *Our ability to pay or finance our existing debt to related parties, which was $17.5 million at May 1, 2023 as well as money owned to present and former executive officer, and the potential market impact of our proposed refinancing of our EB-5 debt through the issuance of secured convertible notes and the issuance of common stock upon conversion of the $16.95 million principal amount of outstanding convertible notes at May 1, 2023 as well as any convertible notes which may be issued in the future;*
- *Our ability to enter into agreements for the construction of solar farms in China and to price such agreements in a manner to enable us to make a profit on the transaction;*

Forward-Looking Statements (continued)

- *Our dependence for revenue on agreements with State Power Investment Corporation Guizhou Jinyuan Weining Energy Co., Ltd ("SPIC"), which is a large state-owned enterprise under the administration of the Chinese government and which was the sole source of revenue for our China segment for 2021 and 2020, and a related party, which accounted for most of our revenue in our China segment for 2019 and has not been a customer since 2019, and our ability to attract new clients' solar projects in China;*
- *Our ability to continue to provide services for SPIC, which is a state-owned enterprise and any government policies which may affect the procurement practices of SPIC;*
- *The availability of tax incentives and other benefits sufficient to justify a customer's purchase of a solar system;*
- *The effect of the COVID-19 pandemic or any other pandemic and the steps taken by governments in California and China to address the pandemic, including business closures, including the potential effects of the change in China's zero COVID policy;*
- *The ability of the solar user to sell excess power to local utility companies on reasonable terms;*
- *The effect of the recent changes in California's net metering laws on the market for residential solar systems in California;*
- *Assumptions regarding the size of the available market, benefits of our products, product pricing, timing of product installations;*
- *Assumptions relating to our ability to operate a public company;*
- *Our ability to obtain contracts for solar systems in China and to price such contracts to enable us to generate a profit on the construction;*
- *Our ability to install solar systems in China at costs which will enable us to operate profitably;*
- *Our ability to engage and retain qualified executive and management personnel;*

Forward-Looking Statements (continued)

- *Our ability to implement an effective financing program for our products that enable us to generate revenue from customers in the United States segment who meet our credit criteria;*
- *Our dependence upon a small number of key executive officers, principally our chief executive officer;*
- *Competition with both local utility companies and other companies offering electricity service as well as other solar energy companies;*
- *The effect of changes in climate and weather patterns in the areas we serve, including the effects of increased wildfires in California;*
- *Delays in our ability to purchase solar panels and other raw materials for our systems;*
- *The effect that changes of government regulations affecting fossil fuel and renewable energy and trade and tariff policies have on the solar power industry;*
- *Our ability to engage and retain qualified executive and management personnel as we seek to expand our operations in the United States and China;*
- *Our ability to reduce our costs and expenses;*
- *Our ability to operate profitably;*
- *The effect of prices of raw materials, including solar panels, and our ability to source raw materials at reasonable prices and the effect on our costs of inflationary pressure and supply chain issues which may increase our cost without being able to pass on the increased cost to customers;*
- *Our compliance with all applicable regulations;*

Forward-Looking Statements (continued)

- *Our ability to install systems in a timely manner;*
- *Our ability to develop and maintain an effective system of disclosure controls and internal control over financial reporting, and our ability to produce timely and accurate financial statements or comply with applicable regulations;*
- *Our ability to operate without infringing the intellectual property rights of others;*
- *Our ability to comply with applicable secrecy laws;*
- *The effect of general economic and financial conditions in the United States, China and the rest of the world as well as the relationship between the United States and China, including trade disputes between the United States and China, which could adversely affect our operations;*
- *Other factors which affect the solar energy industry in general;*
- *Our proposed public offering not being subject to filing with the China Securities Regulatory Commission; and*
- *Other factors which affect companies with significant operations in China.*

The forward-looking statements in this Presentation represent our views as of the date of this Presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation.

What We Do

California Renewable Energy Leader

Premium quality solar energy systems, designed, engineered and assembled in the U.S. with a dedicated team to handle every detail of the customer's solar panel, battery or LED installation

12,000+
Homes & Businesses Installed

~160,000
Sq. Ft. Facility

SolarMax Snapshot

- Founded in 2008
- Headquarters in Riverside, CA
- Calendar Year-End: December 31
- Integrated solar energy company with operations in the United States and China
- On December 31, 2022, 115 employees in the United States and 15 employees in China engaged in sales and marketing, operations, engineering, installation, and accounting and administration




SolarMax

Company Milestones

2008
Company Formed

2009
Organization and start-up in U.S.

2009
Offered solar financing program

2010 – 2012
Expansion of U.S. commercial solar and some residential

2012
Move to Riverside facility

2012 – Present
Significant expansion of residential solar

2013
Acquired and formed US LED business

2015 – 2016
Acquired and formed China solar farm businesses

2016
First China revenues

2017 – Present
Continued development of U.S. business and developed China[1]

[1] The sole customer for the China segment since mid-2019 was a state-owned enterprise. The Company generated nominal revenue from its China segment in the second half of 2021 and did not generate any revenue from its China segment during 2022 and during 2023 through May 1, 2023, and at May 1, 2023, it did not have any contracts for future services in China.

SolarMax's Renewable Energy Solutions







Solar	LED	Batteries
• Provide reliable, cost-effective solar solutions for both commercial and residential customers	• LED lighting design and conversion – provider of commercial, industrial and government services • Contract with the California Department of General Services to provide traffic control modules	• Provides power to residential and commercial customers in the event of unexpected outages • Provides reliable, safe and cost-effective home battery systems such as Tesla, Enphase and LG

All products include our production guarantee and end-to-end customer service

The Customer Experience in the United States

1. Free Consultation
Comprehensive analysis of energy consumption patterns, solar readiness and explanation of solar options to meet customers' goals

2. Financing
Provide wide array of options through agreements with trusted lenders who enter into agreements directly with customers

3. Design
Engineers analyze roof, shading and energy needs to customize a solar energy system

4. Permitting
SolarMax handles each step of the permit process, including submission, paying fees and applying for rebates

5. Installation
Solar energy system is installed by experienced and specialized technicians with precision

6. Customer Service
Provide end-to-end customer service during the lifetime of the product

United States Solar Energy Market

- The photovoltaic market in the United States was the second largest in the world in 2021.
  - Installed capacity of over 97 GW (gigawatts).
  - Accounts for approximately 11% the world's total installed capacity.
- The United States' PV market projected to grow at a CAGR of 17% between 2021 and 2025.
  - Renewable energy now accounts for 13% of US electricity generation, with solar being the fastest-growing source of renewable energy.
- The U.S. market is projected to reach $125 billion by 2030.
- California is the leading state in the US for installed solar capacity, with 32% of total U.S. installations.
  - California state regulation requires 33% of state's electricity come from renewable sources such as solar by 2030.





Sources: IHS Markit; International Energy Agency (IEA); GlobalData; mordorintelligence.com; Wikipedia, Solar power by country, April 2023; National Renewable Energy Laboratory; PV Magazine; BNEF (https://about.bnef.com/); Bloomberg (https://www.bloomberg.com/).

United States Operations

- Provide sale and installation of PV solar systems, including battery backup systems, with lifetime customer service – also provide exterior and interior LED lighting sales and retrofitting services for governmental and commercial applications
- Owning and leasing solar systems to third parties through operating leases and power purchase agreements entered into before 2015
- Currently only operating within the state of California









SolarMax Headquarters in Riverside, California.

China Solar Energy Market

- The photovoltaic market in China was the largest in the world in 2021.
  - Reached a cumulative total installed capacity of 253 GW (gigawatts) in 2020.
  - Accounts for more than one-third of the world's cumulative total installed capacity.
- China's PV market projected to grow at a CAGR of 14.1% between 2021 and 2025.
  - The ground-mounted segment (i.e., solar farm installations) is expected to dominate the market during the forecast period.
- The China market is projected to reach $137 billion by 2030.
- Growth driven by increasing government support and the continued decline in the cost of solar energy generation.





Sources: IHS Markit; International Energy Agency (IEA); GlobalData; mordorintelligence.com; Wikipedia, Solar power by country, April 2023; National Renewable Energy Laboratory; PV Magazine; BNEF (https://about.bnef.com/); Bloomberg (https://www.bloomberg.com/).

China Operations

- Engineering, procurement and construction (EPC) services for solar farm projects
- Our China operations did not generate any revenue for the year ended December 31, 2022 and generated revenue of $7.8 million for the year ended December 31, 2021, and revenue of $96.1 million in the year ended December 31, 2020.[1]


江苏中弘光伏工程技术有限公司
SOLARMAX TECHNOLOGY(JIANGSU)CO.,LTD



SolarMax Solar Farm Project in Guizhou Province, China

[1] *The sole customer for the China segment since mid-2019 was a state-owned enterprise. The Company generated nominal revenue from its China segment in the second half of 2021 and did not generate any revenue from its China segment during 2022 and during 2023 through May 1, 2023, and at May 1, 2023, it did not have any contracts for future services in China.*

Management Team & Directors

DAVID HSU
Chief Executive Officer and Director since February 2008

- Co-Founder of SolarMax.
- 20 years of experience in sales, international business development and management in the automotive and energy industries.

STEPHEN BROWN
Chief Financial Officer and Secretary since May 2017

- Former CFO of STAAR Surgical, Hoya Surgical Optics and Advanced Sterilization Products, a division of Johnson & Johnson.
- 30+ years of experience leading financial divisions in both public and private companies.

SIMON YUAN
Director since February 2008

- Co-Founder of SolarMax.
- 30+ years of public accounting experience with Masters of Accountancy from Ohio State University.

JINXI LIN
Director since 2014

- Chairman of Changzhou Almaden Co., Ltd., a publicly traded solar panel manufacturer in Asia and the Middle East and one of SolarMax's major shareholders.

WEI YUAN CHEN
Director since April 2010

- Former Chief Designer and Director of Xing Rong Project Management Company.
- 20+ years implementing and integrating renewable energy sources into his architectural designs.

WEN-CHING YANG, Ph.D.
Director since December 2020

- Founder and partner-in-charge of Grand Trust International Law Offices.
- Chief executive officer of Taoyuan Enterprise Chamber.

LEI ZHANG, Ph.D.
Director since December 2020

- Associate professor in Department of Mechanical Engineering, University of Alaska, Fairbanks.
- Co-author of various books and articles pertaining to energy technology.

Financial Summary

Consolidated Statement of Operations Information ($ in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
China revenue	$ -	$ 7,786
US revenue	44,718	29,955
Total revenue	44,718	37,741
Gross profit	7,482	5,946
Operating income (loss)	(8,394)	(6,201)
Net income (loss)	(6,873)	(3,320)
Net income (loss) per share	(0.17)	(0.08)

Consolidated Balance Sheet Information ($ in thousands)	December 31, 2022	December 31, 2021
Assets	$ 61,478	$ 72,016
Current assets	29,086	42,479
Working capital (deficit)	(17,427)	(6,151)
Accumulated deficit	(69,059)	(62,185)
Stockholders' deficit	(16,208)	(8,447)

Current SolarMax Voting Shares

Name of Beneficial Owner	Voting Shares	%
David Hsu	4,032,298	10.1%
Jinxi Lin[1]	3,566,700	8.9%
Ching Liu	2,509,292	6.3%
Simon Yuan	2,197,088	5.5%
Bin Lu	2,177,114	5.4%
All other beneficial owners[2]	25,517,694	63.8%
Total	40,000,186	100.0%

[1] The shares beneficially owned by Jinxi Lin represent the 3,566,700 shares owned by Changzhou Almaden Co., Ltd., of which Mr. Lin is chairman and chief executive officer and has the right to vote and dispose of the shares.

[2] Includes 264,650 shares of common stock which are restricted grants under the long-term incentive plan which are not treated as outstanding shares for accounting purposes but with respect to which the holders have voting rights under the restricted stock agreement.